U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

DuBois, John Edward
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   (Last)                           (First)             (Middle)
Nx Networks, Inc.
13595 Dulles Technology Drive
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                                    (Street)

Herndon, VA  20171
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol
Nx Networks, Inc.
NXWX

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


05/31/2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          05/30/01       P               38,000      A      $.092                    D
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Common Stock                          05/31/01       P               15,950      A      $.094    4,079,620(1)    D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Convertible
Preferred                                                                      Common
Stock               $1.40    3/3/01    P        3,555.66                       Stock     355,566  140/shr    355,566  D
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Warrants                                                                       Common
(Right to Buy)      $2.11    3/6/01    P          71,114                       Stock      71,114           1,500,000  D
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Option                                                                         Common
(Right to Buy)       $.59   12/29/00   A       1,500,000     (2)     12/29/10  Stock   1,500,000      --   1,500,000  D
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Option                                                                         Common
(Right to Buy)       $.59   12/29/00   A       1,200,000     (3)     12/29/10  Stock   1,200,000      --   1,200,000  D
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Convertible
Preferred                                                                      Common
Stock                $.75   12/29/00   P         200,000               3/6/01  Stock     200,000  1,500 000  200,000  D
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Warrants                                                                       Common
(Right to Buy)       $.90   12/29/00   P         400,000               3/6/01  Stock     400,000             400,000 D
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
Explanation of Responses:

(1) Excludes 400,000 shares of common stock issuable to reporting person upon a change in control of registrant under the terms of his employment agreement.
(2) The option will vest and become exercisable in three equal six-month installments beginning on July 3, 2001. The option will vest and the first, second and third installments will become immediately exercisable if the common stock trades for 10 consecutive trading days at a price equal to or greater than $5.00, $8.00, and $12.00 per share, respectively.
(3) 100,000 of the option vested and became exercisable in equal quarterly installments on January 3, 2001 and the remainder of the option will vest and become exercisable in equal quarterly installments of 100,000 over a two-year period beginning on January 3, 2002.

/s/ John E. DuBois                                           June 11, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        John E. DuBois

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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